SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Y-mAbs Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

984241109

(CUSIP Number)

Nathalie Auber

Sofinnova Investments, Inc.

3000 Sand Hill Road, Bldg 4, Suite 250

Menlo Park, CA 94025

(650) 681-8420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Jonathan Goodwin, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

550 Allerton Street, Redwood City, CA  94063

(650) 321-2400

November 4, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 984241109	13D	Page 2 of 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Venture Partners X, L.P. (“SVP X”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,194,278 shares, except that Sofinnova Management X, L.L.C. (“SM X”), the general partner of SVP X, may be deemed to have sole voting power, and Dr. James I. Healy (“Healy”) and Dr. Maha Katabi (“Katabi”), the managing members of SM X, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
2,194,278 shares, except that SM X, the general partner of SVP X, may be deemed to have sole dispositive power, and Healy and Katabi, the managing members of SM X, may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,194,278
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	5.0%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 984241109	13D	Page 3 of 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Management X, L.L.C. (“SM X”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,194,278 shares, all of which are owned directly by SVP X. SM X, the general partner of SVP X, may be deemed to have sole voting power, and Healy and Katabi, the managing members of SM X, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
2,194,278 shares, all of which are owned directly by SVP X. SM X, the general partner of SVP X, may be deemed to have sole dispositive power, and Healy and Katabi, the managing members of SM X, may be deemed to have shared dispositive power over these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,194,278
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	5.0%
14	TYPE OF REPORTING PERSON	OO

CUSIP NO. 984241109	13D	Page 4 of 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Maha Katabi (“Katabi”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		2,194,278 shares, all of which are owned directly by SVP X. SM X, the general partner of SVP X, may be deemed to have sole voting power, and Katabi, a managing member of SM X, may be deemed to have shared voting power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		2,194,278 shares, all of which are owned directly by SVP X. SM X, the general partner of SVP X, may be deemed to have sole dispositive power, and Katabi, a managing member of SM X, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,194,278
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	5.0%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 984241109	13D	Page 5 of 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. James I. Healy (“Healy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77,333 shares, including 51,555 shares subject to stock options exercisable by Healy within 60 days of the date of this filing
8	SHARED VOTING POWER
		2,194,278 shares, all of which are owned directly by SVP X. SM X, the general partner of SVP X, may be deemed to have sole voting power, and Healy, a managing member of SM X and a director of the Issuer, may be deemed to have shared voting power to vote these shares.
	9	SOLE DISPOSITIVE POWER 77,333 shares, including 51,555 shares subject to stock options exercisable by Healy within 60 days of the date of this filing
10	SHARED DISPOSITIVE POWER
		2,194,278 shares, all of which are owned directly by SVP X. SM X, the general partner of SVP X, may be deemed to have sole dispositive power, and Healy, a managing member of SM X and a director of the Issuer, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,271,611
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	5.2%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 984241109	13D	Page 6 of 13

Statement on Schedule 13D

This Amendment No. 1 (“Amendment No. 1”) amends and restates the Statement on Schedule 13D that was originally filed on October 2, 2018 (the “Original Schedule 13D”). This Amendment No. 1 relates to the beneficial ownership of Common Stock, $0.0001 par value per share (“Common Stock”) of Y-mAbs Therapeutics, Inc., a Delaware corporation (“Issuer”) and is being filed to reflect the acquisition of Common Stock by Sofinnova Venture Partners X, L.P., a Delaware limited partnership (“SVP X”), Sofinnova Management X, L.L.C., a Delaware limited liability company (“SM X”), Dr. James I. Healy (“Healy”), and Dr. Maha Katabi (“Katabi” and collectively with SVP X, SM X, and Healy, the “Reporting Persons”). This Amendment No. 1 is being filed to update the aggregate percentage of the class of securities of the Issuer owned by the Reporting Persons due to dilution caused by the Issuer’s additional sales of Common Stock from time to time since the date of the filing of the Original Schedule 13D. The Issuer reported outstanding Common Stock in the Issuer’s Form 10-Q (File No. 001- 38650) filed on November 4, 2021 causing a decrease in aggregate percentage ownership by the Reporting Persons of one percent (1%) or more from the percentages reported in the Original Schedule 13D.

ITEM 1.	SECURITY AND ISSUER.

(a)	The class of equity securities to which this statement relates is the Common Stock of the Issuer.

(b)	The Issuer’s principal executive offices are located at 230 Park Avenue, Suite 3350, New York, NY 10169.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)            The persons and entities filing this Schedule 13D are SVP X, SM X, Healy, and Katabi. SM X, the general partner of SVP X, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by SVP X. Dr. Anand Mehra and Dr. Michael F. Powell, each reporting persons on the Original Schedule 13D, are no longer managing members of SM X, and accordingly, are no longer reporting persons on this Amendment No. 1.

(b)            The address of the principal place of business for each of the Reporting Persons is c/o Sofinnova Investments, Inc., 3000 Sand Hill Road, Bldg 4, Suite 250, Menlo Park, California 94025.

(c)            The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of SVP X is to make investments in private and public companies, and the principal business of SM X is to serve as the general partner of SVP X. Healy and Katabi are the managing members of SM X. Healy is a member of the board of directors of the Issuer.

(d)            During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            SVP X is a Delaware limited partnership. SM X is a Delaware limited liability company. Healy is a U.S. citizen. Katabi is a Canadian citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In November 2017, SVP X purchased 1,604,278 shares of Common Stock from the Issuer at a purchase price of $9.35 per share, or $15,000,000.00 in the aggregate.

CUSIP NO. 984241109	13D	Page 7 of 13

On April 24, 2018, Healy was granted a non-employee stock option by the Issuer to purchase 32,000 shares of Common Stock at an exercise price of $11.16 per share. 1/36th of the shares of the option vest in equal monthly installments starting April 24, 2018 until such time as the option is 100% vested, subject to Healy continuing to be a service provider to the Issuer on each vesting date. Such option will expire on April 24, 2028.

In connection with the closing of the Issuer’s initial public offering of Common Stock (the “Offering”), SVP X purchased 500,000 shares of Common Stock at $16.00 per share, or $8,000,000 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) on September 24, 2018 with the Securities and Exchange Commission (the “Prospectus”).

On June 12, 2019, Healy was granted a non-employee stock option by the Issuer to purchase 16,000 shares of Common Stock at an exercise price of $21.45 per share. The stock option vests in equal monthly installments during the first year following the date of grant, subject to Healy’s continued service on the board of directors of the Issuer, and is exercisable immediately upon vesting. Such option will expire on June 12, 2029.

In connection with the closing of a secondary offering of Common Stock by the Issuer, on October 30, 2019, SVP X purchased 90,000 shares of Common Stock from the Issuer at a purchase price of $28.00 per share, or $2,520,000 in the aggregate.

On January 15, 2020, Healy exercised stock options for 25,778 shares of Common Stock.

On June 23, 2020, Healy was granted a non-employee stock option by the Issuer to purchase 16,000 shares of Common Stock at an exercise price of $48.67 per share. The stock option vests in equal monthly installments during the first year following the date of grant, subject to Healy’s continued service on the board of directors of the Issuer, and is exercisable immediately upon vesting. Such option will expire on June 23, 2030.

On June 10, 2021, Healy was granted a non-employee stock option by the Issuer to purchase 16,000 shares of Common Stock at an exercise price of $37.53 per share. The stock option vests in equal monthly installments during the first year following the date of grant, subject to Healy’s continued service on the board of directors of the Issuer, and is exercisable immediately upon vesting. Such option will expire on June 10, 2031.

Unless noted above, the source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital. Certain purchases by SVP X were made using its working capital funded partially through a line of credit with Silicon Valley Bank in the normal course of business and then paid down from the proceeds from investor capital calls.

Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional Common Stock and/or retain and/or sell all or a portion of the Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs), and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO. 984241109	13D	Page 8 of 13

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)         Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 43,643,916 shares of Common Stock outstanding as of November 2, 2021, as reported by the Issuer in its Form 10-Q filed on November 4, 2021.

(c)            Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.

(d)            Under certain circumstances set forth in the limited partnership agreement of SVP X, the general partner and limited partners of SVP X may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e)            Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

SVP X and Healy have agreed that, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Cowen and Company, LLC, on behalf of the Issuer’s underwriters, they will not, subject to limited exceptions, during the period ending 180 days after the date of the Prospectus (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock; (ii) exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, or with respect to the filing of any registration statement in connection therewith under the Securities Act; or (iii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of our common stock, whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise. Such Lock-Up Agreement is more fully described in the Prospectus and was filed as Exhibit B of Exhibit 1.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-226999), and such description is incorporated herein by reference.

SVP X is a party to Registration Rights Agreement among the Issuer, SVP X and other shareholders. Subject to the terms of such Registration Rights Agreement, SVP X can demand that the Issuer file a registration statement or request that its Common Stock be covered by a registration statement that the Issuer is otherwise filing under certain specified circumstances. Such Registration Rights Agreement dated as of November 17, 2017 is more fully described in the Prospectus and was filed as Exhibit 4.3(a) to the Issuer’s Form S-1 Registration Statement (File No. File No. 333-226999), and such description is incorporated herein by reference.

Healy, in his capacity as a director of the Issuer, along with the other directors of the Issuer, entered into an Indemnification Agreement with the Issuer. The form of such Indemnification Agreement was filed as Exhibit 10.11 to the Issuer’s Form S-1 Registration Statement (File No. 333-226999), and such description is incorporated herein by reference.

CUSIP NO. 984241109	13D	Page 9 of 13

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing
EXHIBIT B	Power of Attorney
EXHIBIT C	Form of Lock-Up Agreement described in Item 6, filed as Exhibit B of Exhibit 1.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-226999) is incorporated herein by reference.
EXHIBIT D	Registration Rights Agreement described in Item 6, filed as Exhibit 4.3(a) to the Issuer’s Form S-1 Registration Statement (File No. 333-226999) is incorporated herein by reference.
EXHIBIT E	Form of Indemnification Agreement described in Item 6, filed as Exhibit 10.11 to the Issuer’s Form S-1 Registration Statement (File No. 333-226999) is incorporated herein by reference.

CUSIP NO. 984241109	13D	Page 10 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

SOFINNOVA VENTURE PARTNERS X, L.P., a Delaware Limited Partnership

By: SOFINNOVA MANAGEMENT X, L.L.C., a Delaware Limited Liability Company
Its: General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT X, L.L.C., a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MAHA KATABI

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP NO. 984241109	13D	Page 11 of 13

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing
B	Power of Attorney
C	Form of Lock-Up Agreement described in Item 6, filed as Exhibit B of Exhibit 1.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-226999) is incorporated herein by reference.
D	Registration Rights Agreement described in Item 6, filed as Exhibit 4.3(a) to the Issuer’s Form S-1 Registration Statement (File No. 333-226999) is incorporated herein by reference.
E	Form of Indemnification Agreement described in Item 6, filed as Exhibit 10.11 to the Issuer’s Form S-1 Registration Statement (File No. 333-226999) is incorporated herein by reference.

CUSIP NO. 984241109	13D	Page 12 of 13

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Y-mAbs Therapeutics, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: February 14, 2022

SOFINNOVA VENTURE PARTNERS X, L.P., a Delaware Limited Partnership

By: SOFINNOVA MANAGEMENT X, L.L.C., a Delaware Limited Liability Company
Its: General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT X, L.L.C., a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MAHA KATABI

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP NO. 984241109	13D	Page 13 of 13

exhibit B

Power of Attorney

Nathalie Auber has signed this Schedule 13D as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.